February 25, 1998


 The Board of Directors
 J.C. Nichols Company
 310 Ward Parkway
 Kansas City, Missouri 64112
 Attention:  Chairman of the Board

 Lady and Gentlemen:

 The undersigned is a shareholder of the J.C. Nichols Company (the "Company") who owns approximately 16.6% of the outstanding Common Stock. We have been carefully following the recently proposed transaction between Highwoods Properties Inc. and the Company (the "Highwoods Transaction") and strongly believe that the Highwoods Transaction is inadequate from a financial point of view, does not reflect the values inherent in the Company and provides for an above market break-up fee.

 We strongly believe that the Company shareholders should be given the opportunity to vote on the Highwoods Transaction as soon as practicable as required by the merger agreement relating to the Highwoods
 Transaction.

 In addition, we wish to exercise our rights under the Company's Bylaws and nominate Michael J. Hall, Rudy M. Thomas, and Ronald J. Kravit as candidates for election to the Board of Directors of the Company at the Company's Annual Meeting to be held on April 27, 1998. Set forth on Annex A hereto is the information required concerning such director nominees pursuant to Section 6(c) of the Company's Bylaws, including the written consent of each such nominees.

 Given our substantial investment in the Common Stock, we have chosen to seek the election to the board persons who believe will act in accordance with the Board's fiduciary duties and seek to maximize shareholder value.

 Sincerely,



 Stephen Feinberg